Vertex Energy, Inc.	1331 Gemini Suite 250 Houston, TX 77058 toll free: 866.660.8156 direct line: 281-486-4182 fax: 281.754.4185 www.vertexenergy.com

January 14, 2011
Lisa Etheredge
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4631
Phone Number:  (202) 551-3424
Fax Number:       (703) 813-6968

Re:          Vertex Energy, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 0-53619

Dear Ms. Etheredge,

Vertex Energy, Inc. (the “Company”, “Vertex,” “we,” and “us”) have the following responses to your December 16, 2010 comment letter:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Cover page

1.           Please tell us why you have checked the box "yes" to disclose that you are "... not required to file reports pursuant to Section 13 or Section 15(d) of the Act." In this regard, we note that your common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

RESPONSE:

The “yes” box you reference was checked in error on the cover page of the last Annual Report on Form 10-K.  The “no” box in regards to whether the Company was not required to file reports pursuant to Section 13 or Section 15(d) should have been checked instead. The Company confirms that it is required to file reports pursuant to Section 13 or Section 15(d) of the Act and will verify that the appropriate box is checked on the cover page of its periodic reports moving forward.

Item 1. Business

Reliance on Contracts and Relationships: Low Capital Intensive Business, page 5

2.           We note your disclosure about the low capital intensive nature of your business. We further note your disclosure on page 35 concerning your development stage re-refining business and that it will require significant capital. In future filings, please update the description of your business to reflect the developments in your business, including, but limited to, your need for additional capital.

RESPONSE:

The Company will include the disclosure you have requested in its future Form 10-K filings.

Description of Capital Stock Common Stock, page 26

3.           We note disclosure that each common stockholder is entitled to one vote except for the election of directors. In future filings, please clearly describe the voting rights of common stockholders in the election of directors. Please show us what your disclosure would look like.

RESPONSE:

The Company will include the disclosure you have requested in its future Annual Report on Form 10-K filings.  Specifically, the Company plans to include language similar to the following (new language added to address your comment is underlined):

“Common Stock

The total number of authorized shares of Vertex common stock is 750,000,000 shares, $0.001 par value per share.

Each share of Vertex common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by Vertex’s board of directors. No holder of any shares of Vertex common stock has a preemptive right to subscribe for any Vertex security, nor are any shares of Vertex common stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of Vertex, and after payment of creditors and preferred shareholders of Vertex, if any, the assets of Vertex will be divided pro rata on a share-for-share basis among the holders of Vertex common stock.

In general, holders of Vertex common stock and Vertex Series A Preferred (described in greater detail below) vote together. However, so long as at least 50% of the shares of the Vertex Series A Preferred originally issued in the Merger remain outstanding, holders of Vertex Series A Preferred stock, voting together as a class and separate from the common stock shareholders are entitled to elect one member of Vertex’s six-person Board of Directors.  Shares of Vertex common stock do not possess any rights in respect of cumulative voting.

The remaining five members of the Board of Directors are voted on by the common stock and Vertex Series A Preferred stock shareholders voting together, and are appointed by a plurality of the votes cast by such common stock and Vertex Series A Preferred stock shareholders.  Each common stockholder is entitled to one vote for every share of stock having voting rights registered in his or her name on the record date for the meeting or vote.”

Item 7. Management's Discussion and Analysis Liquidity and Capital Resources, page 34

4.           Your current discussion of financial condition on page 34 appears to provide a summary of the balances as of each period end. Please show us how you will revise your future filings to provide a more comprehensive analysis of the reasons for material fluctuations in your balance sheet accounts and a discussion of the extent to which these fluctuations represent trends that are expected to continue.

RESPONSE:

As an example of the analysis we will provide in future filings, the Company has included updated disclosures (based on its September 30, 2010 disclosures) in connection with your comments below (changes and updates are underlined for review):

“At September 30, 2010 we had total assets of $8,026,086 compared to $7,547,987 at December 31, 2009.  This increase was partially due to $1,000,000 being drawn down on our Line of Credit, which increased our cash balance, along with the improvement in net income during the nine months ended September 30, 2010 which was $761,147, which along with a $164,820 increase in the value of the license for the TCEP technology (due to increased expenditures on such process offset by depreciation on such asset), described below, led to the increase in total assets as of September 30, 2010, compared to December 31, 2009.  Total current assets as of September 30, 2010 were $6,113,809, consisting of cash and cash equivalents of $1,018,627, accounts receivable, net of $2,588,555, inventory of $2,420,339, prepaid expenses of $86,288, and long term assets consisting of fixed assets of $72,260, and a licensing agreement in the net amount of $1,840,017, which represents the value of the Company’s licensing agreement for the use of the thermal chemical extraction technology.  As of September 30, 2010, an additional $592,290 of development investments had been made to the thermal/chemical process technology and added to the original $1.4 million license value. The Company has fully paid Cedar Marine Terminals (“CMT”) for the license for the thermal/chemical process as of the date of this filing.  Our cash, accounts receivable, inventory and accounts payable fluctuate and are somewhat tied to one another based on the timing of our inventory cycles and sales.  At September 30, 2010, our accounts receivable were up $400,132 and inventories were down 558,544, compared to the period ended December 31, 2009, due to sales of our finished product at the end of the 3rd quarter 2010 which increased receivables and decreased our inventory.

At September 30, 2010 we had total liabilities of $6,003,140 compared to $6,422,144 at  December 31, 2009.  This decrease was largely due to the payment of debt to a related party in the amount of $841,855, as well as a substantial reduction in our accounts payable between December 31, 2009 and September 30, 2010, of $1,216,989 offset by $1,000,000 of borrowing under our Line of Credit, described below.  At September 30, 2010, total liabilities consisted of current liabilities of $5,403,140, which included accounts payable of $3,835,569, accounts payable – related parties of $567,571, and a balance on our line of credit with Bank of America in the amount of $1,000,000 and long-term liabilities of $600,000 relating to the 600,000 outstanding shares of our Series B Convertible Preferred Stock (“Series B Preferred Stock”), which are mandatorily redeemable, unless converted into common stock pursuant to the terms of such Series B Preferred Stock on the third anniversary of the issuance date of such shares of Series B Preferred Stock.  A total of 150,000 of the shares of the Series B Preferred Stock held by KKB Holdings LLC, a Limited Liability Company which is owned by a Family Trust, are beneficially owned by family members of Dan Borgen who is a Director of the Company (it was previously incorrectly reported in the Company’s June 30, 2010 Form 10-Q that Mr. Borgen controls KKB Holdings LLC, whereas he is only a member and President of such entity).

We had positive working capital of $710,669 as of September 30, 2010.  Excluding current liabilities to related parties, our working capital was $1,278,240 as of September 30, 2010.  At December 31, 2009, we had negative working capital of $625,161, and excluding current liabilities to related parties our working capital was $744,425.  The improvement in working capital from December 31, 2009 to September 30, 2010 is due to the net income of $761,147 which we generated for the nine months ended September 30, 2010, the payment of debt to a related party in the amount of $841,855 (which decreased current liabilities), as well as a substantial reduction in our accounts payable of $1,216,989 during the nine months ended September 30, 2010 (as described in greater detail above).

Our future operating cash flows will vary based on a number of factors, many of which are beyond our control, including commodity prices, the cost of recovered oil, and the ability to turn our inventory.  Other factors that have affected and are expected to continue to affect earnings and cash flow are transportation, processing, and storage costs.  Over the long term, our operating cash flows will also be impacted by our ability to effectively manage our administrative and operating costs.” . . .. . “

“Cash flows for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009

	Nine Months Ended September
	2010	2009

Beginning cash and cash equivalents	$514,136	$17,616

Net cash provided by (used in):
Operating activities	15,367	(39,249)
Investing activities	(269,054)	(1,965,331)
Financing activities	758,178	2,150,987

Net increase in cash and cash equivalents	504,491	146,407

Ending cash and cash equivalents	$1,018,627	$164,023

Net Income during the nine months ended September 30, 2010 positively impacted our net cash provided by operating activities by $1.3 million compared to our $619,017 net loss during the same period in 2009.”

Critical Accounting Policies and Use of Estimates, page 38

5.           It appears from, your disclosures on page F-16 that the thermal/chemical extraction technology currently licensed from a related party is material to your business. Please supplementally show us how you will revise your future filings to address the following:

•
Explain, in detail, how you evaluate the licensing agreement for impairment. Please ensure that your response describes how you consider the uncertainty associated with your future ability to use the licensing agreement in evaluating the agreement for impairment;

•	Tell us and revise to explain the current status of the default by your related party and how it has affected your ability to utilize the licensing agreement;

•	Quantify the amount of revenue generated during the year ended December 31, 2009 and through the nine months ended September 30, 2010 using the thermal/chemical extraction technology;

•	Explain, with quantification where possible, how your business would be affected if you were unable to use the licensing agreement; and

•
Describe the actions you are taking, if any, to find alternative sources for thermal/chemical extraction technology or mitigate losses in the event you are no longer able to use the licensing agreement.

RESPONSE:

•
The initial valuation of the license ($1,400,000) was based upon the cost to acquire the use of the thermal/chemical extraction technology and its processes and infrastructure.  It will be assessed over time for changes in the valuation. Additional development costs capitalized during the nine months ended September 30, 2010 were $260,401. The Company is currently amortizing the value of the license agreement over a fifteen year period.  Amortization expense was $95,581 for the nine months ending September 30, 2010.  The Company has evaluated the carrying value of the license at September 30, 2010 and has determined that no impairment is needed at September 30, 2010. The reason for this is that the Company has just recently begun continuous commercial-scale operations of the facility with which the license applies and therefore the Company believes that it is too early to determine any further impairment beyond the amortization of the asset at this time.  The Company will be trying to determine what the ongoing economic benefits are from the asset in the near future as a means to determine an amortization schedule that may be more appropriate.

The Company will add the below language in its future filings under “Critical Accounting Policies and Use of Estimates”:

“The Company evaluates the carrying value and recoverability of its long-lived assets within the provisions of the FASB ASC regarding long-lived assets. It requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.”

•
The loan agreements between the related party and Regions Bank were extended as of October 2010 providing for certain amendments and extensions to the agreements through September 27, 2011 and waiver of the previously disclosed defaults.  As such, there has not been any impact to date and there is not expected to be any future impact in the Company’s ability to utilize the license agreement as a result of such prior default (now waived) by the related party.  As such, the Company does not believe that any revisions to its prior disclosure are necessary.

•	The Company proposes the following framework in its future filings to address your comments:

“Below you will find a summary of revenues, cost of revenues, gross profit, selling, general and administrative expenses (“SG&A”) and income from operations relating to the thermal/chemical extraction technology for the year ended December 31, 2009 and the nine months ended September 30, 2010.

	12/31/2009	9/30/2010

Revenues	$5,247,131	$12,164,391

Cost of Revenues	$5,171,111	$13,553,032

Gross Profit	$76,020	$(1,388,641)

SG&A	$634,820	$644,011

Income from Operations	$(558,801)	$(2,032,652)

The thermal/chemical extraction technology generated revenues of $5,247,131 during the year ended December 31, 2009, with cost of revenues of $5,171,111 producing a gross profit of $76,020.  During the nine months ended September 30, 2010 revenues were $12,164,391 with cost of revenues of $13,553,032 producing a gross loss of $1,388,641.  If the Company did not have the rights to license the use of the technology, its income from operations (as disclosed in the table above) would have been approximately $558,000 higher for the year ended December 31, 2009 and its income from operations for the nine months ended September 30, 2010 would have been approximately $2,032,000 higher.

•
The Company’s current operations and previous for the period ended 12/31/2009 would be positively impacted if it were unable to use the licensing agreement. This is due to research and development expenses that the licensor (CMT) has spent in bringing the technology online (which have been reimbursed by the Company); however, the Company believes that the enhancements to the TCEP are substantially complete and we will begin to see positive results of operations in the near future from such enhancements.

Therefore, if the Company was not able to use the technology going forward, the Company would be negatively impacted in the market place, as it believes that in order to compete with its competitors; it may need its technology to produce higher valued products from Black Oil streams.  However, as stated above, the Company does not believe that the outstanding Regions Bank loan agreements, nor any defaults thereunder by the related party will have a material effect on the Company’s ability to use the technology, and as such, believes that the Company’s risk of losing the right and ability to use the technology is relatively low.

•
In January 2011, we opened a second terminal in Seabrook, Texas which will allow us to bring in additional feedstock (black oil) from other markets via railcar.  In order to expand our thermal/chemical technology we will need to continue to grow the volumes of black oil.  However, the Company no longer believes that there is a material risk that it will be unable to use the license agreement moving forward (due to the extension described above), and therefore does not believe it needs to take any steps to mitigate losses in the event it is unable to use the license agreement in the future (which it believes is unlikely at this point).

Item 8. Financial Statements and Supplementary Data

Note 6 - Income Taxes, page F-12

6.           It appears that your disclosure of the income tax expense components is incomplete. We note that your deferred tax disclosures indicate that you had no valuation allowance as of December 31, 2008 and a $14.5 million valuation allowance as of December 31, 2009. However, your table disclosing the components of income tax expense does not reflect the income statement impact of the increase in valuation allowance. Please refer to FASB ASC 740-10-50-9 and show us how you will revise your future filings.

RESPONSE:

The Company will revise its future filings moving forward similar to the following:

“The Company has determined that a valuation allowance of $14,546,809 at December 31, 2009 is necessary to reduce the deferred tax assets to the amount that will more than likely not be realized. There was no deferred tax asset during the year ending December 31, 2008, due to the Company being a partnership at that time before the merger occurred. During 2009, the change in the valuation allowance was $14,546,809, of which $14,339,618 was acquired as part of the merger, and $207,191 was from current year operations of Vertex Energy, Inc.”

Item 10. Directors. Executive Officers and Corporate Governance, page 44

7.           In future filings, please provide information pursuant to Item 401(e) of Regulation S-K. Also, in future filings, for Messrs, Cowart and Pimentel, please provide the period of time they have served as a director.

RESPONSE:

The Company will revise its future filings to include the information required by Item 401(e) and the period of time that each individual has served as a Director of the Company as you have requested.

Item 15. Exhibits, Financial Statement Schedules, page 60

8.           We note that neither Exhibit 2.1 nor Exhibit 3.2 was actually filed with the current report on 8-K filed on April 8, 2009, as you disclose in footnote (1) of the exhibit index. Please amend this Form 8-K promptly to file these exhibits.

RESPONSE:

The Company was not aware that the two exhibits referenced were left out of the April 8, 2009 filing.  The Company plans to file an amended Form 8-K promptly after the date of this letter to include the missing exhibits.

9.           We note that amendment no. 5 dated as of March 31, 2009 to the Amended and Restated Agreement and Plan of Merger is included in the exhibit index. Please tell us whether the Amended and Restated Agreement and Plan of Merger dated May 19, 2008 is filed as an exhibit to your annual report on Form 10-K. If it is not filed as an exhibit, please either tell us why you have not filed this agreement as an exhibit or include this agreement as an exhibit with your next current report or periodic report.

RESPONSE:

It appears that the Amended and Restated Agreement and Plan of Merger was left off of the exhibit table to the Form 10-K.  The Company will incorporate by reference the Amended and Restated Agreement and Plan of Merger (and amendments thereto) in its future periodic report filings.  The Amended and Restated Agreement and Plan of Merger (and amendments one through four thereto) were filed by the Company as an appendix to its Proxy Statement on Schedule 14A filed with the Commission on February 20, 2009 (which was also mailed to each shareholder of the Company) and was also filed as Exhibit 10.4 to the Company’s Form 10-Q for the period ended March 31, 2008, as filed with the Commission on May 20, 2008.

10.           In future filings, please include the exhibit regarding your subsidiaries required by Item 601(b)(21) of Regulation S-K. In addition, please tell us what consideration you have given to filing as exhibits to your annual report on Form 10-K. the operating agreement with KMTEX and other related party agreements referenced on page 5, the feedstock sale agreements and feedstock purchase agreements referenced on page 9, the voting agreements referenced on page 13 and the lock-up agreements referenced on page 28.

RESPONSE:

The Company will include the exhibit required by Item 601(b)(21) in its future annual report filings.

There are certain agreements and relationships that the Company feels are material to its business and allow the Company to maintain a competitive advantage in the marketplace (which include the KMTEX agreement).  While the Company has considered filing those exhibits on EDGAR, if the Company were to disclose such agreements and/or the details of these relationships to the marketplace, the Company believes that it could have a negative impact on its business, competitive advantage and results of operations.  Where applicable the Company has attempted to disclose all of the material terms of the various agreements and relationships without giving away confidential or competitive information.  The Company has determined that the benefit to investors of the Company filing such agreements on EDGAR would not overcome the competitive disadvantage that the Company would be putting itself in to make such agreements public.

The Company’s feedstock sale and purchase agreements are fairly generic in nature, generally operate on a short term basis and are entered into by the Company in its usual course of business.  As such, the Company does not believe that they are material enough to require filing as exhibits with the Commission, since the Company discloses the material terms of each such agreement in its filings; provided further that the Company believes that the pricing information in such feedstock sale and purchase agreements contain pricing information which the Company desires to keep confidential and out of the hands of its competitors.

All of the material terms of the voting and lock-up agreements have been included in the Company’s prior filings; however, the Company will file a form of both the lock-up agreement and voting agreement in its next periodic filing.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

Item 1. Financial Statements

Note 6 — Earnings (Loss) Per Share, page F-8

11.           Please show us how you will revise your future filings to reconcile between the numerators and denominators used in computing basic and diluted EPS for each period. Please refer to FASB ASC 260-10-50-1 (a).

RESPONSE:

Please see the table below:

	Third Quarter		Year-to-Date
	2010	2009	2010	2009
Basic Earnings Per Share
Numerator:
Income (loss) available to common shareholders	$208,580	$709,558	$761,147	$(619,017)

Denominator:
Weighted-average shares outstanding	8,315,309	8,252,391	8,276,184	7,184,261

Basic earnings (loss) per share	$0.03	$0.09	$0.09	$(0.09)

Diluted Earnings per Share
Numerator:
Income (loss)	$208,580	$709,558	$761,147	$(619,017)

Denominator:
Weighted-average shares outstanding	8,315,309	8,252,391	8,276,184	7,184,261
Effect of dilutive securities
Stock options and warrants	565,485	728,498	563,998	825,507
Preferred stock	4,700,273	4,755,556	4,700,273	4,755,556

Diluted weighted-average shares outstanding	13,581,067	13,736,445	13,540,455	12,765,324

Diluted earnings (loss) per share	$0.02	$0.05	$0.06	N/A

Note 9 - Licensing Agreement, page F-10

12.           We note that you capitalized $260,000 of development costs related to the use of thermal/chemical extraction technology during the period ended September 30, 2010. Please show us how you will revise your future filings to disclose your accounting policy for the capitalization of these costs. Please refer to FASB ASC 350-30-25.

RESPONSE:

The thermal/chemical extraction technology has been refined during the past 18 months.  The enhancements include: heat exchangers, extensive piping, a boiler unit, numerous tanks, pumps and chemical processes to only name a few of the components.    The licensor has charged us additional license fees based on these improvements.

The Company will revise its future filings to include the following critical accounting policy:

“License Agreement Development Costs

The Company capitalizes costs to improve any acquired intangible asset which is specifically identifiable, and has a definite life. All other costs are expensed as incurred.”

Item 2. Management's Discussion and Analysis Liquidity and Capital Resources, page 14

13.           We note your disclosure regarding your new loan agreement with Bank of America Merrill Lynch. In future filings, please expand your disclosure to describe the material terms and conditions of the agreement, including, but not limited to, its material covenants, and provide management's analysis of the state of your compliance with those covenants and any material impact on your business.

RESPONSE:

The Company will expand its prior disclosure and describe the material terms and conditions of the Company’s agreement with Bank of America Merrill Lynch, including its material covenants and managements analysis of the state of its compliance with those covenants, and the material impact on the Company’s business in its future filings as you have requested.

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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, /s/ Chris Carlson Chris Carlson Chief Financial Officer